Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended March 31, 2024 – “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions.

FORWARD LOOKING STATEMENTS

This Interim Report on Form 6-K contains forward-looking statements, about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below.

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uncertainties regarding the governmental, economic and political circumstances in the PRC and Hong Kong;
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limited operating history of the business;
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timing of the development of future business;
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capabilities of our business operations;
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expected future economic performance;
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competition in our market;
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continued market acceptance of and demand for our services and products;
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ability to gain regulatory approval to offer our products or services in our targeted markets
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protection of our intellectual property rights;
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changes in the laws that affect our operations;
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inflation and fluctuations in foreign currency exchange rates;
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our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;
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continued development of a public trading market for our securities;
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the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;
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managing our growth effectively;
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projections of revenue, earnings, capital structure and other financial items;
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fluctuations in operating results;
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dependence on our senior management and key employees; and
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other factors set forth under “Risk Factors.”

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of this Interim Report on Form 6-K and are expressly qualified in their entirety by the cautionary statements included in this Interim Report on Form 6-K. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

CERTAIN DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, references in this Interim Report on Form 6-K to:

●	"Virax Biolabs,” the “Company,” "Virax", “we,” “us” and “our” refer to Virax Biolabs Group Limited and our wholly owned subsidiaries;

●	“IVD” refers to in-vitro diagnostics;

●	“Group” refers to the consolidated entities of Virax Biolabs Group Limited.;

●	“Ordinary Shares” refers to our ordinary shares, each of $0.001 par value;

●	“SEC” refers to the United States Securities and Exchange Commission; and

●	“$,” “USD,” “US$” and “U.S. dollar” refers to the United States dollar;

Overview

Virax Biolabs is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, it conducts the majority of its operations through its subsidiaries in the United Kingdom, the United States, and China and has been operating since 2013.

The Company is a global innovative biotechnology company focused on the prevention, detection, diagnosis, and risk management of viral diseases with a current focus on the field of T cell in Vitro Diagnostics. The Company is in the process of developing and manufacturing tests that can predict adaptive immunity to viral diseases as well as identify individuals suffering from T cell exhaustion and chronic inflammation linked to post viral syndromes. The Company's mission is to protect people from viral diseases and help with the early diagnosis of post viral syndromes associated with T cell exhaustion and chronic inflammation through the provision of diagnostic tests and tests for adaptive immunity.

The Company is in the process of developing ViraxImmune, with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral diseases as well as helping with the early diagnosis of post viral syndromes associated with T cell exhaustion and chronic inflammation. We are in the process of developing a T cell Test under the ViraxImmune brand and will apply for regulatory agency approval in the future. We believe that the T cell Tests and immunology platform we are developing under the ViraxImmune brand will be particularly useful in assisting in the threat analysis of the major viruses faced globally as well as helping with the early diagnosis of indications associated with T cell exhaustion and chronic inflammation which have been linked to symptoms such as chronic fatigue. Initially, we will be focusing in diseases associated with post viral syndromes including but not limited to SARS-CoV-2, Human Papillomavirus (better known as HPV), Malaria, Hepatitis B, and Herpes (better known as HSV-1).

The Company also has the ability to distribute existing diagnostics test kits through our ViraxClear and ViraxVet brands. Currently, we do not manufacture or develop any product that we sell in our ViraxClear and ViraxVet product portfolios, and we act as a distributor of third-party suppliers’ products. While ViraxClear and ViraxVet have the ability to sell and distribute existing test kits, they are not the main focus of the Company.

Share Consolidation

The Company's board of directors and shareholders approved a 1-for-10 share consolidation (the “Share Consolidation”) on November 3, 2023 and December 6, 2023, respectively. The Company filed the third amended and restated articles of association (the “Post-Split Amended and Restated Articles of Association”), which became effective on December 18, 2023. Beginning with the opening of trading on December 18, 2023, the Company's ordinary shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol "VRAX", but under a new CUSIP number of G9495L125. The objective of the Share Consolidation was to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market. On January 4, 2024, the Company received notification that it had regained compliance with Nasdaq Marketplace Rule 5550(a)(2).

Upon the effectiveness of the Share Consolidation, every ten issued and outstanding ordinary shares of a par value of US$0.0001 each was automatically consolidated into one issued and outstanding ordinary share of a par value of US$0.001 each. No fractional shares were issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation were rounded up to the next whole number. The Share Consolidation affected all shareholders uniformly and did not alter any shareholder's percentage interest in the Company's outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares. As such, all share and per share amounts have been given retroactive effect in the financial statements for all periods presented.

Results of Operations

	For the Six Months Ended September 30,
	2024	2023
Revenues	$4,953	$76,500
Cost of revenues	11,427	65,982
Gross profit	(6,474)	10,518

Operating Expenses
General and administrative	$2,146,005	$2,109,397
Research & development	726,412	607,344
Total operating expenses	2,872,417	2,716,741

Operating loss	$(2,878,891)	$(2,706,223)

Other expense, net	(14,334)	(207,981)
Income tax (benefit) expense	(136,661)	—
Net loss	$(2,756,564)	$(2,914,204)

Other Comprehensive Income (Loss)
Foreign currency adjustment	80,761	(132,846)
Total comprehensive loss	$(2,675,803)	$(3,047,050)

Revenues

There were revenues of $4,953 and $76,500 for the six months ended September 30, 2024 and 2023, respectively. For the six months ended September 30, 2024 and 2023, 100% of the revenue derives from the Company’s ViraxClear and ViraxVet test kit distribution. Revenues have decreased from the prior quarter due to the decreasing commercial focus on the ViraxClear and ViraxVet platforms, as the Company focuses on its ViraxImmune platform.

Cost of revenues

Cost of revenues are associated with test kits purchased from a manufacturer for the six months ended September 30, 2024 and 2023 and were $11,427 and $65,982, respectively. The decrease is related to the volume of sales decreasing from the prior period.

Operating Expenses

Operating expenses were $2,872,417 and $2,716,741 for the six months ended September 30, 2024 and 2023, respectively, representing an increase of approximately 6%. See "Components of Operating Expenses" below.

	For the Six Months Ended September 30,
	2024	2023
Operating expenses:
General and administrative	$2,146,005	$2,109,397
Research and development	726,412	607,344
Total operating expenses	$2,872,417	$2,716,741

Components of Operating Expenses are as follows:

General and Administration - General and administrative expenses for six months ended September 30, 2024 and 2023 were $2,146,005 and $2,109,397, respectively. Payroll related expenses including stock compensation decreased by $177,606. Travel and investor relations expense decreased by $63,245 due to less conference participation and cost cutting in this area. Insurance expense also decreased by $68,026 due to lower directors and officers insurance premiums compared to the prior period. Information technology decreased by $20,199 from the prior period due to there being more front loaded costs in the prior period. These decreases were offset by increases of $108,329 in professional fees due to our annual proxy filing and fees associated with an ATM registration and a re-audit of our fiscal year 2022. Office costs increased by $74,571 due to the addition of lab space at our BioCity location. Depreciation expense increased by $136,877 due to purchases of major lab equipment in the current period for use at our BioCity location.

Research and Development - For the six months ended September 30, 2024 and 2023, research and development expenses were $726,412 and $607,344, respectively. Payroll related expenses including stock compensation expense increased $57,405 while laboratory expenses related to the development of our ViraxImmune platform increased by $61,527 from the prior period.

Income tax expense

During the six months ended September 30, 2024, we received a research and development tax credit of $136,661 while there was no income tax expense or credit for the six months ended September 30, 2023.

Total other (Income) Expense, Net

For the six months ended September 30, 2024 and 2023, our total other expenses were $14,334 and $207,981, respectively. The decrease was mostly related to the prior period loss on settlement of $210,500 related to a legal dispute.

Net loss

For the six months ended September 30, 2024 and 2023, our net loss was $2,756,564 and $2,914,204, respectively. As previously discussed, the increase in net loss was primarily related to the increase in research and development activities and other general and administrative costs, offset by the research and development tax credit.

Liquidity and Capital Resources

For the six months ended September 30, 2024 and 2023

	For the Six Months Ended September 30,
	2024	2023
Cash from operating activities	$(1,918,624)	$(3,593,961)
Cash from investing activities	$(247,995)	$(708,181)
Cash from financing activities	$5,863,366	$57,486

Effect of exchange rate change
Change in cash during the year	$3,696,747	$(4,244,656)
Cash, beginning of the year	$3,589,244	$9,352,538
Cash, end of the year	$7,285,991	$5,107,882

Net cash used in operating activities was $1,918,624 and $3,593,961 for the six months ended September 30, 2024 and 2023, respectively. The decrease in cash used for operations was mainly due to increased depreciation and amortization in the current period of $117,220 compared to $4,750 in the prior period. In addition, a loan payable was entered into with $222,728 remaining at September 30, 2024. Also, VAT receivable was collected in the current period and there was a foreign currency gain of $80,761 compared to a loss in the prior period of $132,846. In addition, accounts payable and accrued expense timing contributed to the decrease in cash used in operating activities compared to the prior period.

Net cash used in investing activities was $247,995 and $708,181 for the six months ended September 30, 2024 and 2023, respectively. Investing activities for the six months ended September 30, 2024 consisted of $247,995 in capitalized lab and computer equipment that was purchased for the lab located in BioCity, Glasgow. Investing activities for the six months ended September 30, 2023 consisted of capitalization of $196,267 in certain intangible software costs associated with the development of the ViraxImmune mobile application as well as $492,576 in capitalized software, lab and computer equipment that was purchased for our new lab located in BioCity, Glasgow.

Net cash provided by financing activities was $5,863,366 and $57,486 for the six months ended September 30, 2024 and 2023, respectively. Cash flows from financing activities for the six months ended September 30, 2024 consisted of net proceeds from an at-the-market transaction of 391,017 shares at an average price of $1.9931 for net proceeds of $754,511 and $4,389,863 in net proceeds from a registered direct offering from the sale of 1,108,892 ordinary shares at a price of $4.50 per share.

In addition, on August 19, 2024, 268,144 warrants with a strike price of $2.934 were exercised for gross proceeds of $786,735 and 268,144 ordinary shares were issued.

Cash flows from financing activities for the six months ended September 30, 2023 were primarily $18,296 in payments to related parties offset by stock issued for the settlement of debt of $85,500.

The Company has an accumulated deficit of $21,284,424 at September 30, 2024. Currently, we have not generated consistent operational cash flows to fund our operations. As of September 30, 2024, the Company had a cash balance of $7,285,991.

We plan to support our future research and development program, obtain product certification approvals in the territories we have identified, establish our distribution networks, and our general working capital and expenses requirements from our current cash balance. We are likely, however, over the longer term to require additional capital to fund further research and development expenditures and commercialize our products.

At present, we have not generated any significant revenue from existing operations. Our continued existence is dependent on our current cash balance, the ability to obtain necessary financing to fund working capital, complete the planned product certification approvals in the territories we have identified and to establish our distribution networks. We do not expect to generate sufficient operational cash flows to finance these costs in the foreseeable future.

As noted above, the continuation of our current business plan requires us to raise significant additional capital. With the current cash balance, we believe that we will have sufficient cash resources to fund our plan of operations and our working capital requirements through 2025. If we are unable to do so, we may have to curtail our business plans or raise additional capital that may not be at favorable terms. We intend to use our current cash balance for primarily for research and development program, obtaining product certification approvals in the territories we have identified, establishing our distribution networks and for general working capital and expenses purposes.

We will continually evaluate our business plans to determine the manner in which we can most effectively utilize our limited working capital resources. The timing of completion of all aspects of our business plan is highly dependent upon the availability of capital to implement each aspect of the business plan as well as other factors beyond our control.

If our future cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. To the extent additional funding is not achieved this will delay our business plans.

Trend Information

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial conditions.

Off-balance Sheet Arrangements

As of September 30, 2024 we did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. We did not have any other off-balance sheet arrangements, as defined in the rules and regulations of the SEC, as of or during the periods presented.